UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

AMERI Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

02362F104
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,333,421
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,333,421
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,333,421*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%*
14	TYPE OF REPORTING PERSON PN

* Includes 1,666,666 Shares issuable upon the exercise of the May 2015 Warrant (as defined below) and 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant (as defined below).

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,333,421
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,333,421
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,333,421*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%*
14	TYPE OF REPORTING PERSON OO

* Includes 1,666,666 Shares issuable upon the exercise of the May 2015 Warrant (as defined below) and 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant (as defined below).

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,403,332
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,403,332
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,403,332*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%*
14	TYPE OF REPORTING PERSON OO

* Includes 1,666,666 Shares issuable upon the exercise of the May 2015 Warrant (as defined below) and 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant (as defined below).

CUSIP NO. 02362F104

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,423,559
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,423,559
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,423,559*#
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%*#
14	TYPE OF REPORTING PERSON IN

* Includes 1,666,666 Shares issuable upon the exercise of the May 2015 Warrant (as defined below) and 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant (as defined below).

# Includes 20,227 Shares beneficially owned directly by Mr. Eberwein, representing unissued Shares underlying certain vested restricted stock units.

CUSIP NO. 02362F104

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”).  This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors and held in a certain account managed by Lone Star Value Management (the “Lone Star Value Account”) were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  The aggregate purchase price of the 1,666,755 Shares directly owned by Lone Star Value Investors is approximately $2,150,380, including brokerage commissions. The aggregate purchase price of the 69,911 Shares held in the Lone Star Value Account is approximately $398,517, including brokerage commissions.

On May 13, 2016, Lone Star Value Investors completed an early partial exercise of a warrant issued on May 26, 2015 (as further described in Amendment No. 3 to the Schedule 13D, the “May 2015 Warrant”) for 1,111,111 Shares at a price of $1.80 per Share, for total consideration to the Issuer of $2,000,000. On May 13, 2016, Lone Star Value Investors was also issued a replacement warrant for the remaining Shares under the May 2015 Warrant on the same terms, which gives Lone Star Value Investors the right to purchase up to 1,666,666 Shares at an exercise price equal to $1.80 per Share.  Additionally, on May 13, 2016, the Issuer issued a five-year warrant to Lone Star Value Investors for the purchase of 1,000,000 Shares at a price of $6.00 per Share (the “May 2016 Warrant”), on substantively the same terms as the May 2015 Warrant.

The 20,227 Shares beneficially owned directly by Mr. Eberwein represent unissued Shares underlying certain vested restricted stock units granted to Mr. Eberwein in connection with his service as Chairman of the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,885,972 Shares outstanding as of November 14, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2016.

A.	Lone Star Value Investors

(a)
As of the close of business on January 3, 2017, Lone Star Value Investors beneficially owned 4,333,421 Shares, including 1,666,666 Shares issuable upon the exercise of the May 2015 Warrant and 1,000,000 Shares issuable upon the exercise of the May 2016 Warrant.

Percentage: Approximately 26.2%

(b)	1. Sole power to vote or direct vote: 4,333,421
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,333,421
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 02362F104

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 4,333,421 Shares beneficially owned by Lone Star Value Investors.

Percentage: Approximately 26.2%

(b)	1. Sole power to vote or direct vote: 4,333,421
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,333,421
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Lone Star Value Management

(a)
As of the close of business on January 3, 2017, 69,911 Shares were held in the Lone Star Value Account. Lone Star Value Management, as the investment manager of Lone Star Value Investors and the Lone Star Value Account, may be deemed the beneficial owner of the (i) 4,333,421 Shares beneficially owned by Lone Star Value Investors and (ii) 69,911 Shares held in the Lone Star Value Account.

Percentage: Approximately 26.6%

(b)	1. Sole power to vote or direct vote: 4,403,332
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,403,332
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Lone Star Value Management through the Lone Star Value Account and on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Eberwein

(a)
As of the close of business on January 3, 2017, Mr. Eberwein directly beneficially owned 20,227 Shares, representing unissued Shares underlying certain vested restricted stock units. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 4,333,421 Shares beneficially owned by Lone Star Value Investors and (ii) 69,911 Shares held in the Lone Star Value Account.

Percentage: Approximately 26.7%

(b)	1. Sole power to vote or direct vote: 4,423,559
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,423,559
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of Lone Star Value Investors and through the Lone Star Value Account during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 02362F104

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 30, 2016, Lone Star Value Investors and the Issuer entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which the Convertible Note (as defined in Amendment No. 3 to the Schedule 13D) was returned to the Issuer and cancelled in exchange for 363,611 shares of the Issuer’s 9.00% Series A Cumulative Preferred Stock, par value $0.01 per share (the “Preferred Stock”), which is non-convertible and perpetual preferred stock of the Issuer. As a result of the Exchange Agreement, no principal or interest remained outstanding or payable under the Convertible Note and the Convertible Note was no longer convertible into Shares of the Issuer. The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The Preferred Stock pays dividends at a rate of 9.00% per annum, provided that the Issuer may pay dividends in-kind through the issuance of additional shares to holders of the Preferred Stock at a rate equal to 11.00% per annum, at the option of the Issuer, for up to four quarterly dividend periods in any consecutive 36-month period, determined on a rolling basis. Except upon a change of control of the Issuer, the Preferred Stock is not convertible into, or exchangeable for, any of the Issuer’s other property or securities. The Preferred Stock may not be redeemed before December 31, 2017, at or after which time the Preferred Stock may be redeemed at the Issuer’s option for $50.00 per share in cash. In the event of a change of control of the Issuer, the Preferred Stock will be redeemable at the option of the Issuer (or the acquiring entity) in whole but not in part at $50.00 per share, plus accrued and unpaid dividends. There is no mandatory redemption of the Preferred Stock.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Exchange Agreement, dated December 30, 2016.

CUSIP NO. 02362F104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2017

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

CUSIP NO. 02362F104

EXHIBIT A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Acquired/(Disposed)	Price Per Share($)	Date of Transaction

LONE STAR VALUE INVESTORS, LP

Exchange of Convertible Note#	#	#	12/30/2016

LONE STAR VALUE MANAGEMENT, LLC
(Through the Lone Star Value Account)

Purchase of Common Stock*	3	6.5100	11/15/2016
Purchase of Common Stock*	23	6.5100	11/22/2016
Purchase of Common Stock*	2	6.5100	11/25/2016
Purchase of Common Stock*	35	6.5100	11/29/2016
Purchase of Common Stock*	807	6.5100	11/30/2016
Purchase of Common Stock*	1	6.5100	12/02/2016
Purchase of Common Stock*	2	6.5100	12/15/2016
Purchase of Common Stock*	700	6.5100	12/22/2016
Purchase of Common Stock*	800	6.5100	12/28/2016
Purchase of Common Stock*	706	6.5100	12/29/2016
Purchase of Common Stock*	40	6.5100	12/30/2016

# Pursuant to the Exchange Agreement, the Convertible Note was returned to the Issuer and cancelled in exchange for 363,611 shares of the Issuer’s 9.00% Series A Cumulative Preferred Stock, par value $0.01 per share, which is non-convertible and perpetual preferred stock of the Issuer. As a result of the Exchange Agreement, no principal or interest remained outstanding or payable under the Convertible Note and the Convertible Note was no longer convertible into Shares of the Issuer.

* Effected in the open market pursuant to a 10b5-1 Purchase Trading Plan.